UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for October, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__                Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____                No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____                No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____                No __X__

ENCLOSURES: SASOL LIMITED | DEALINGS IN SECURITIES BY DIRECTORS
OF SASOL AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:         JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes:            ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:   JSE: SOLBE1
Sasol BEE Ordinary ISIN code:      ZAE000151817
(“Sasol” or “Company”)

DEALINGS IN SECURITIES BY DIRECTORS OF SASOL AND DIRECTORS OF
MAJOR SUBSIDIARIES OF SASOL

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements
(“Listings Requirements”), Sasol hereby announces that directors of Sasol, and directors of major subsidiaries of Sasol have, in terms of the Sasol Long-Term Incentive Plan (“Plan”), been issued shares in terms of previously accepted LTI grants as follows:
·   2015 award (balance vested) at the achievement of corporate performance targets of
47% (GEC) and 68,2% (SVP and lower) respectively which were achieved over the performance period 2015 - 2018. The balance of 50% of these vested shares were subject to a 2 year time period.
·   2017 (50% of the award) at the achievement of corporate performance targets of
26% (GEC) and 56% (SVP and lower) respectively which were achieved over the performance period 2017 - 2020. The balance of these shares (after application of the performance targets), will vest in 2022 subject to the rules of the Plan.
Participants have the option to retain all shares, sell sufficient shares to cover the tax liability and retain the balance of shares or to sell the vested shares. The dealings are as set out below.
Vesting date:
6 October 2020
Class of shares:
Sasol ordinary shares
Initial issue price per right:
R0,00
Nature of Transaction:
Retention of vested shares off-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Price per
share
(ZAR)
Total value
of the
transaction
(ZAR)
Baijnath, B
Director
Sasol South Africa
Limited
983
123,03
120
938,49
Brand, H C
Prescribed
Officer
Sasol Limited
1 391
123,03
171 134,73
Grobler, F R
Director
Sasol Limited
3 961
123,03
487 321,83
Kahla, V D
Director
Sasol Limited
Sasol South Africa
Limited
Sasol (USA)
Corporation
Sasol Oil (Pty) Ltd
4 557
123,03
560 647,71
Khoele, G L
Director
Sasol Oil (Pty) Ltd
881
123,03
108 389,43

Laxa, R M Director
Sasol South Africa
Limited
1 915 123,03 235 602,45
Mokoena, C K Director
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
3 468 123,03 426 668,04
Solomon, M S Director
Sasol South Africa
Limited
1 715 123,03 210 996,45
Victor, P Director
Sasol Limited
Sasol (USA)
Corporation
3 572 123,03 439 463,16
Vilakazi, P M Director
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
1 000 123,03 123 030,00
Vesting date:
6 October 2020
Transaction date:
6 October 2020 to 8 October 2020
Class of shares:
Sasol ordinary shares
Initial issue price per right:
R0,00
Nature of Transaction:
Sale of vested shares on-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Average
Selling
Price per
share
(ZAR)
*
Total value
of the
transaction
(ZAR)
Baijnath, B Director
Sasol South Africa
Limited
907 123,00 111 563,99
Booley, T Director
Sasol South Africa
Limited
Sasol Oil (Pty)
Ltd
5 869 123,00 721 906,37
Brand, H C
Prescribed
Officer
Sasol Limited 1 284 123,00 157 936,24
Grobler, F R Director Sasol Limited 3 653 123,00 449 331,05
Kahla, V D Director
Sasol Limited
Sasol South Africa
Limited
Sasol (USA)
Corporation
Sasol Oil (Pty)
Ltd
4 205 123,00 517 228,88
Khoele, G L Director Sasol Oil (Pty) Ltd 812 123,00 99 878,68
Klingenberg, B E Director
Sasol Chemicals
(USA) LLC
Sasol Oil (Pty)
Ltd
10 243 123,00 1 259 922,80
Laxa, R M Director
Sasol South Africa
Limited
1 767 123,00 217 346,83
Mokoena, C K Director
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
3 200 123,00 393 610,56
Nndwammbi, N
G
Director
Sasol South Africa
Limited
1 656 123,00 203 693,46

Sasol Oil (Pty) Ltd
Solomon, M S Director
Sasol South Africa
Limited
1 582 123,00 194 591,22
Stofberg, N Director
Sasol Chemicals
(USA) LLC
2 407 123,00 296 068,94
Victor, P Director
Sasol Limited
Sasol (USA)
Corporation
3 296 123,00 405 418,88
Vilakazi, P M Director
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
922 123,00 113 409,04

*
Average selling price per share is based on transactions effected by the Company over a period of three days. The shares were allotted on the day of vesting and immediately sold by means of a bulk sale with effect from the vesting date. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale, which concluded on 8 October 2020.

The highest and lowest prices, as well as VWAP prices for each day were as follows:
Date
Highest price
Lowest price
Volume Weighted Average Price
6 October 2020
122.60
122.00
122.0060
7 October 2020
122.25
122.25
122.2500
8 October 2020
127.85
124.30
124.6346

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

12 October 2020
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 October 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Company Secretary Title: